Exhibit 16.1

August 11, 2015
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated August 7, 2015, of Blyth, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs of (a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP
A member firm of Ernst & Young Global Limited